
06013713

FraserPapers

FILE No. 82-34837

May 12, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL


SEC MAIL PROCESSING
RECEIVED
MAY 2 2 2006
WASH, D.C.
185
SECTION

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

1. Alternative Monthly Report Under Proposed National Instrument 62-103 Re: Early Warning Reporting System;

2. Press Release dated May 4, 2006 as to financial results in the first quarter of 2006;

3. Management's Discussion and Analysis for the first quarter ended April 1, 2006;

4. Interim Consolidated Financial Statements for the first quarter ended April 1, 2006;

5. Form 52-109F2 – Certification of Interim Filings (President and Chief Executive Officer) in respect of the first quarter of 2006; and

6. Form 52-109F2 – Certification of Interim Filings (Senior Vice President, Finance and Chief Financial Officer) in respect of the first quarter of 2006; and

If the Commission has any questions with respect to this letter or its enclosure, please contact the undersigned at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

PROCESSED
MAY 2 5 2006
THOMSON
FINANCIAL

by: [signature]
Marina Mueller
Assistant Corporate Secretary

Enclosure

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

ALTERNATIVE MONTHLY REPORT UNDER PROPOSED NATIONAL INSTRUMENT 62-103 RE: EARLY WARNING REPORTING SYSTEM

ALTERNATIVE REPORTER: Howson Tattersall Investment Counsel Limited
151 Yonge Street, Suite 1700
Toronto, Ontario M5C 2W7

REPORTING ISSUER: Fraser Papers Inc.

REPORT FOR END OF: April 30, 2006

REPORT OF SHARE ACQUISITIONS:

Howson Tattersall Investment Counsel Limited ("Howson Tattersall") reports that as a result of recent purchases, one or more of its mutual fund, pension fund or other client accounts held in aggregate 2,987,825 shares of Fraser Papers Inc. at the end of the month of April, representing, based on Howson Tattersall's understanding, approximately 10.1% of the total shares outstanding.

PURPOSE OF THE ACQUISITION:

The securities were acquired for investment purposes only and not for the purpose of exercising control or direction over the Named Issuer. Howson Tattersall acts as an investment manager on behalf of mutual fund, pension fund and other client accounts and in respect of the acquired shares, specifically disclaims any beneficial ownership.

Howson Tattersall client accounts may from time to time acquire additional shares, dispose of some or all of the existing or additional shares or may continue to hold the shares.

RELIANCE ON EXEMPTION

This report has been issued in anticipation of the alternative reporting exemption described in the proposed National Instrument 62-103 respecting Early Warning Reporting. Neither Howson Tattersall nor any of its client accounts presently intend to:

(a) make a formal take-over bid for any securities of the Named Issuer; or

(b) propose a reorganization, amalgamation, merger arrangement or similar business combination with the Named Issuer which would result in Howson Tattersall's accounts controlling the issuer, alone or with others.

CONTACT PERSON:

For further information, contact:

Robert Tattersall
Executive Vice-President
Howson Tattersall Investment Counsel Limited
151 Yonge Street, Suite 1700
Toronto, Ontario
M5C 2W7

Telephone: (416) 227-1617

DATE AND SIGNATURE:

This report is dated April 30, 2006 and is signed by an authorized officer of the alternative reporter.

HOWSON TATTERSALL INVESTMENT
COUNSEL LIMITED

Per: Robert Tattersall
Robert Tattersall,
Executive Vice-President

NEWS RELEASE **FraserPapers**

Fraser Papers Reports First Quarter Financial Results
Debt Reduction and Pulp Rationalization Complete Repositioning

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (May 4, 2006) – Fraser Papers Inc. (TSX:FPS) today reported financial results for the first quarter ended April 1, 2006.

QUARTERLY HIGHLIGHTS

- Reported $2 million in EBITDA, an improvement of $9 million over the fourth quarter of 2005 reflecting higher average prices for paper and lumber combined with improved product mix.
- Completed the sale of timberlands in New Brunswick to Acadian Timber Income Fund for total proceeds of $125 million consisting of net pre-tax cash proceeds of $94 million and retained a $31 million investment in the Acadian Fund.
- Announced the closure of the 230,000 tonne per year Berlin hardwood kraft pulp mill in New Hampshire, significantly reducing the Company's exposure to market pulp prices.
- Wrote down its investment in Smart Papers LLC.
- Repurchased $29 million of outstanding senior, unsecured notes at below face value and announced the intention to make an offer to repurchase up to $66 million of senior unsecured notes using proceeds from the 2005 sale of the Company's Maine timberlands.

For the first quarter ended April 1, 2006, Fraser Papers generated EBITDA of $2 million and reported a net loss of $78 million or $2.64 per share. Compared to the fourth quarter of 2005, EBITDA improved by $9 million and earnings (before transaction specific items, restructuring and loss in equity accounted Smart Papers) improved by $8 million or $0.27 per share. The quarter over quarter improvement in EBITDA is due to improved selling prices for paper and pulp and lumber.

The results for the first quarter of 2006 included significant charges related to the closure of the Company's 230,000 mtpy hardwood kraft pulp mill located in Berlin, New Hampshire and the write down of its equity investment in Smart Papers LLC. These two charges were partly offset by gains on the sale of the Company's New Brunswick timberlands and the repurchase of certain

of the Company's outstanding senior unsecured notes. Excluding these transaction specific items, the net loss for the quarter was $4 million or $0.14 per share.

In the first quarter of 2005, Fraser Papers generated EBITDA of $11 million and net earnings of $3 million or $0.10 per share. The year over year decline in EBITDA reflects the sale of Fraser's timberlands business, weaker selling prices for lumber, higher costs for energy and chemicals and a stronger Canadian dollar.

"The past quarter was a difficult period for the Company with sustained compression on our operating margins from high input prices and a rising Canadian dollar. We continued to focus on the costs under our control and in particular took the decision to close our hardwood kraft mill in New Hampshire when a turnaround at the operation could not be achieved in the current business environment. We also wrote down our investment in Smart Papers as that company works to reorganize its business affairs under Chapter 11 proceedings in the United States.

The initiatives from this quarter largely complete our original objectives set out in June 2004 when Fraser Papers was launched as a public company. Our focus at that time was to position the Company for long term success by surfacing value for shareholders through the sale of our timberlands and selling or closing operations that were either underperforming or simply non-core to our paper business. With a focus on operational discipline and a strong balance sheet, we are now well placed to compete in a challenging business environment." said Dominic Gammiero, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

unaudited	*First Quarter*	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**2006**	2005
EBITDA	**2**	11
Earnings / (Loss)	**(78)**	3
per share	**$(2.64)**	$0.10

VALUE CREATING INITIATIVES

Cost Reductions

Fraser Papers maintained a focus on reducing costs across all of its operations. The Company's efforts during the quarter however, did not overcome the impact of higher chemical and energy costs and a stronger Canadian dollar, which together, increased Fraser Papers' costs by $11 million over the first quarter of 2005.

Subsequent to the end of the quarter, Fraser Papers reached an agreement with unionized employees at the East Papers pulp mill in Edmundston, New Brunswick to eliminate previously negotiated wage increases over the remaining term of the existing collective agreement, which

expires on June 30, 2009. The agreement provides for a repayment of any foregone wages should East Papers achieve specific profitability targets over a two year period. Fraser Papers believes that the arrangement struck with its unionized employees represents a unique partnership in the region.

Debt Reduction and Upcoming Tender Offer

During the quarter, the Company repurchased $29 million of its 8.75% senior unsecured notes for $25 million. This resulted in a gain of $3 million, net of a $1 million write-down of deferred financing costs.

Fraser Papers announced that it intends to make an offer to all holders of its 8.75% senior notes to purchase up to $66 million of the notes at a price of 100% of the principal amount plus accrued interest to the settlement date, pursuant to terms under the trust indenture. Written notices will be mailed on or before May 26 to each holder of the notes. Fraser Papers intends to tender all of the notes that it currently holds. The settlement date for the repurchase of the notes will be no earlier than 30 days after the notices are mailed. Funding required for the notes repurchase will come from the cash proceeds received from the sale of the Company's Maine timberlands which closed in May of 2005.

On a pro forma basis, net debt to total capitalization following the repayment of approximately $66 million of debt will be 3%, leaving Fraser with one of the strongest balance sheets in the paper industry.

Asset Repositioning

On January 31, 2006, Fraser Papers announced the sale of its 765,000 acres of timberlands in New Brunswick to Acadian Timber Income Fund (TSX:ADN.UN) (the "Fund"), surfacing significant value from a non-core asset, while ensuring fibre security through long term fibre supply agreements. Proceeds on the sale totaled $125 million, including securities exchangeable into 3.6 million units of the Fund, which represents 22% of the Fund on a fully diluted basis. The total gain on the transaction was $102 million, $31 million of which will be deferred until the Company sells its 3.6 million units of the Fund.

On March 7, 2006, Fraser Papers announced it would close its pulp mill in Berlin, New Hampshire in the second quarter. The adjacent paper mill in Gorham will source its pulp requirements from the Company's pulp mill in Thurso, Quebec and through open market purchases. The Company recorded a pre-tax charge of $50 million related to the asset impairment and closure costs for the pulp mill. This action will provide an opportunity to better position the Company's remaining pulp mill, located in Thurso, Quebec, which produces a variety of high quality maple and other premium pulps.

On March 22, 2006 Fraser Papers received notice that Smart Papers LLC, an entity in which Fraser owns a 40% passive minority interest, had filed for bankruptcy protection. As a result of this announcement, the Company determined that it was appropriate to write off the value of its residual interest in Smart Papers and recorded charges totaling $107 million.

On May 3, 2006, the Board of Directors approved a $3 million project to upgrade the Company's sawmill in Juniper, New Brunswick.

Product Development

Fraser Papers' product development efforts are focused on increasing its sales of technical specialty papers. During the first quarter, the Company ran 85 new product trials and developed 11 new specialty paper products including fire retardant papers, metallized gift wrap paper and a number of packaging grades for the food industry.

Fraser Papers' product development efforts ensure that changing customer needs are always met. Approximately 10% of the paper shipped during the quarter was made up of products developed within the last 18 months. Major product mix improvements in the first quarter were the result of increases in shipments of high bright uncoated groundwood, thermal transfer and lightweight packaging papers. In addition, Fraser Papers eliminated 9,000 tons of low margin business during the quarter.

Katahdin Update

The Company also announced today that is has formed a special committee of directors independent of management and Brookfield Asset Management Inc. (TSX/NYSE:BAM) ("Brookfield"), to consider the possible acquisition of Katahdin Paper Company LLC, a 440,000 ton per year producer of directory and SCA papers that is currently owned by Brookfield. The Company advises that it is in discussions with Brookfield in respect of a possible transaction but there is no assurance that these discussions will lead to an agreement or result in a transaction.

OUTLOOK

Benchmark pricing in most paper markets improved over the first quarter as capacity curtailments were announced across the North American pulp and paper industry. In particular, prices for commodity uncoated freesheet grades have risen faster than expected following the reduction of an estimated 1.5 million tons of North American production capacity. Based on the current order book, volumes and pricing for technical specialty and lightweight opaque products are expected to continue to show improvement in the second quarter.

Hardwood pulp markets tightened over the period following a similar industry trend toward rationalization of the highest cost capacity. Fraser Papers led the market with a $20 per tonne price increase for NBHK pulp produced at its Thurso operation for shipments effective April 1. Lumber markets showed strength early in the first quarter of 2006, but the outlook for the balance of the year remains cautious and dependent on the level of U.S. housing starts which continue to remain at high levels.

Offsetting market related improvements, Fraser's operations continue to face pressure on operating margins from high oil prices and a strengthening Canadian dollar that affects the Company's pulp mills located in Thurso, Quebec and Edmundston, New Brunswick, and the two New Brunswick sawmills.

As part of its regular maintenance programs, Fraser Papers will take a one week outage at its pulp mill in Edmundston, New Brunswick and a two day outage in its paper mill in Madawaska in the second quarter. These shuts will negatively impact results in the second quarter.

"We are cautiously optimistic as selling prices have increased for a number of our products. Improvements in the second quarter will be partially offset by maintenance downtime and continuing high costs for energy and fibre. We must continue to focus on our margin improvement program to drive costs out of our business. This will allow us to generate improved returns over the long term," concluded Gammiero.

FIRST QUARTER CONFERENCE CALL

Fraser Papers' first quarter investor conference call can be accessed by teleconference on Thursday, May 4, 2006 at 2:00 p.m. (Eastern time) by dialing toll free 1-877-461-2816 or 416-695-6622. The call will be archived through May 14, 2006 and can be accessed by dialing toll free 1-888-509-0081 or 416-695-5275 passcode 618040. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

Note: This press release contains "forward-looking statements" including statements about the Company's possible future intentions, the possible success of price increase announcements, the company's expectations with respect to various costs that could impact the business, and the expected impact of specific events on financial results in future quarters. These statements are based on certain assumptions and reflect the company's current expectations. These assumptions include the continuation of recent trends with respect to a number of economic factors. The words "will", "believe," "expect," "anticipate," "intend," "estimate", "outlook", "foresee", "leaving" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing, lower demand for lumber, pulp or paper products, price reductions for any product the company sells, increases in costs of production including other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 3, 2006

This Management's Discussion and Analysis should be read in conjunction with the accompanying unaudited consolidated financial statements and notes thereto for the period ended April 1, 2006 as well as the Management's Discussion and Analysis and the audited financial statements for the year ended December 31, 2005. In this MD&A, "Fraser Papers" means Fraser Papers Inc. and all of its subsidiaries while "Company" means Fraser Papers Inc. as a separate corporation. "Brookfield" means Brookfield Asset Management Inc. (a related party by way of a significant shareholding in the Company) and all of its subsidiaries.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

Overview

In the first quarter of 2006, we continued to execute on each of the initiatives within our business strategy. Our strategy involves:

- further reducing costs and improving performance at each of our operations;
- repositioning assets to surface additional value to shareholders;
- building the business selectively and opportunistically, based on value;
- focusing on products where Fraser Papers has or can develop sustainable competitive advantage; and
- enhancing equity returns by maintaining an appropriate level of financial leverage at the lowest cost.

Our results for the quarter were an EBITDA of $2 million, a decrease from the first quarter 2005 EBITDA of $11 million, but an improvement of $9 million from the fourth quarter from an EBITDA loss of $7 million. These results were below our expectations mostly due to the continuing cost pressures from high fibre, energy, chemical prices and the strength of the Canadian dollar.

Asset Repositioning Initiatives

Gain on sale of New Brunswick Timberlands

The Company sold its timberlands in New Brunswick to the Acadian Timber Income Fund ("Acadian" or the "Fund") in a transaction that closed on January 31, 2006. Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and bank debt. The Company was a promoter of the Fund.

The Company received net proceeds of approximately $125 million including cash of $94 million and $31 million of securities. The securities are exchangeable for 3.6 million units of the Fund, representing a 22% interest in the Fund, on a fully-diluted basis. These securities are entitled to the same rights as units of the Fund. In accordance with GAAP, these securities have a book value of $1 million as at April 1, 2006. Based on quoted market prices at April 1, 2006, the Company estimates the fair value of these units to be $31 million. Fraser Papers has agreed not to sell any of its interest in Acadian for a period of 180 days following closing. The Company has no current intention to sell its interest.

The Company generated a gain of $102 million on the transaction of which $71 million is reflected in the first quarter financial results. The remaining $31 million will be recognized when the Company's interest in Acadian is sold. The Company accounts for its effective 22% fully-diluted interest in the Fund on an equity basis. The Company's investment in the Fund entitles it to regular cash distributions from the Fund.

During the quarter, the Company recognized $2 million of equity earnings in the Fund based on its pro-rata share of the earnings of Acadian. The Company received less than $1 million in distributions from the Fund during the quarter.

In conjunction with the sale of assets to the Fund, Fraser Papers has entered into agreements with Acadian whereby Fraser Papers has the right to purchase fibre for up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Closure of Berlin pulp mill

During the first quarter, Fraser Papers announced that its pulp mill in Berlin, New Hampshire would be permanently shut in the second quarter. As a result of the announcement, Fraser Papers has recorded a charge of $50 million consisting of an impairment in property, plant and equipment and other assets of $47 million and various costs related to closure of $3 million.

The strategic decision to shut down the pulp mill is intended to reduce the Company's exposure to market pulp after considering the market outlook for hardwood fibre as well as continued high input costs. This action will allow Fraser to reposition its market pulp business at the Company's pulp mill located in Thurso, Quebec, which produces a variety of high quality maple and other specialty hardwood pulps. In 2005, over 55%, or 130,000 tonnes, of the total pulp produced at the Berlin pulp mill was surplus to the requirements of the adjacent Gorham paper mill and was sold to other paper mills, including Fraser Papers' mill located in Madawaska, Maine.

The $47 million of non-cash charges related to fixed assets and working capital are subject to significant estimates and uncertainties that will be dependent on the final determination of asset recoveries, particularly as they relate to a co-generation facility. The Company continues to evaluate various alternatives with respect to the co-generation facility and the site. Outside parties have expressed an interest in starting up various business operations at the site. The likelihood of success and the potential recoveries from such initiatives cannot be determined. The carrying value of the Berlin pulp mill and related assets was $48 million at December 31, 2005. (See discussion in "Forward-looking Information")

The mill, which has an annual capacity of approximately 230,000 tonnes of NBHK pulp, was shutdown on April 24. This closure affected approximately 250 employees.

Losses from Smart Papers

During the first quarter, Fraser Papers received notice that Smart Papers LLC and its affiliates ("Smart Papers") had filed for creditor protection under Chapter 11 of the US Bankruptcy Code. While the outcome of these proceedings cannot presently be determined, Fraser Papers believes that the actions of Smart Papers indicate an other-than-temporary decline in the value of the investment. In addition, Fraser Papers believes that certain of its other relationships with Smart Papers could result in additional charges to Fraser Papers.

Fraser Papers has taken a charge of $107 million, consisting of an impairment charge against its investment in Smart Papers of $74 million, a reserve of $15 million against a receivable from Smart Papers related to the lease of a boiler at one of its locations, and additional charges of $18 million related to financial guarantees for operating leases, contracts and landfill operations which were retained by Fraser Papers when it sold its Midwest paper operations to Smart Papers. These amounts are based on the best available information and are subject to significant uncertainties and possible adjustments in future quarters as more information becomes available and these matters get resolved. (See discussion in "Critical Accounting Policies and Accounting Estimates" and in "Forward-looking Information")

The Company continues its efforts to preserve its interests in the bankruptcy procedures and mitigate all exposures to the extent possible.

Gain on repurchase of senior notes

During the first quarter, the Company purchased $29 million worth of its senior, unsecured notes which mature in 2015. The notes were repurchased for $25 million, resulting in a gain of $3 million, net of write-down of deferred financing costs of $1 million.

Summary of Quarterly Results

($millions, except per share amounts)	Net Sales	Earnings	Earnings per share (basic and diluted)(1)
2006			
1st Quarter	**$216**	**($78)**	**($2.64)**
2005			
4th Quarter	$219	($22)	($0.75)
3rd Quarter	226	(5)	(0.16)
2nd Quarter	217	(5)	(0.17)
1st Quarter	256	3	0.10
2004			
4th Quarter	$257	($21)	($0.70)
3rd Quarter	261	2	0.07
2nd Quarter	257	(10)	(0.33)

(1) Earnings per share for the second quarter of 2004 are based on the assumption that the 30,111,976 common shares issued when the Company first became publicly traded were issued and outstanding for that period.

Operating Results

Net sales for the first quarter of 2006 were $216 million, as compared to $256 million in the first quarter of 2005. The decrease was mainly attributable to the sale of the Midwest operations, the Maine timberlands and the paperboard operations in 2005, and the New Brunswick timberlands in January 2006. After adjusting for these divestitures, net sales were lower by 3% compared to the same quarter of 2005 due to reduced pulp sales volumes and lower lumber pricing.

As compared to the fourth quarter of 2005, after adjusting for divestitures, net sales were up 5% due primarily to a 27% increase in lumber shipments over the fourth quarter of 2005 when our two Canadian sawmills took a four week, market-related shutdown. After adjusting for the paperboard divestiture, paper sales were up 3% compared to the fourth quarter of 2005 due to higher selling prices.

As a result of the sale of its New Brunswick timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During 2005, Fraser Papers reported the results of its Timber operations in a separate segment.

During the quarter and prior to the sale of its New Brunswick timberlands, the Company's results include results from timberlands operations for the period up to January 31, 2006.

Net sales by segment in the first quarter of 2006 and 2005 were as follow:

($millions)	**Q1, 2006**	Q1, 2005	Q4, 2005
Paper	**$212**	$244	$206
Timber	**6**	25	19
Inter-segment	**(2)**	(13)	(6)
Total	**$216**	$256	$219

Earnings before interest, income taxes, depreciation and amortization, and other items (EBITDA) was $2 million in the first quarter of 2006. In the first quarter of 2005, EBITDA was $11 million.

EBITDA by segment was as follows:

($millions)	**Q1, 2006**	Q1, 2005	Q4, 2005
Paper	**$—**	$ 6	$ (9)
Timber	**2**	5	2
Total	**$ 2**	$ 11	$ (7)

For the first quarter of 2006, the deterioration in the Paper segment EBITDA as compared to the first quarter of 2005 is mainly the result of significantly higher costs across all our operations as well as lower lumber prices. The combined effect of higher chemical and energy costs and the continued strength of the Canadian dollar resulted in an estimated $11 million increase in costs, as compared to the first quarter of 2005. As compared to the first quarter of 2005, the negative effect of lower lumber prices is estimated at $3 million. These trends were only partially offset by a better pricing environment for pulp and paper and our margin improvement programs. (See discussion in "Business Segments")

The Timber Segment contributed $2 million of EBITDA in the first quarter of 2006, compared to $5 million in the first quarter of 2005, mostly as a result of the divestiture of the Maine timberlands in 2005 and the divestiture of the New Brunswick timberlands in January 2006. (See discussion in "Segment Results")

Depreciation expense was $8 million in the quarter, as compared to $11 million in the comparable period in 2005. The decrease in depreciation is mostly due to the divestitures completed in 2005 and the $40 million impairment charge recorded against the Thurso pulp mill assets in 2005.

Margin Improvements

The margin improvement program showed modest results in the quarter. Compared with the first quarter of 2005 using constant prices and exchange rates, Fraser Papers generated $1 million of margin improvements across its operations. The improvement is due to improved sales product mix from strategic initiatives taken in 2005. As stated above, these margin improvements served to only partly offset significant cost pressures from energy, fibre and the continuing strength of the Canadian dollar. The margin improvements for 2006 are geared towards the last half of the year with the Berlin pulp mill shutdown and additional product line bottom-slicing.

Liquidity and Capital Resources

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $35 million as compared to an outflow of $16 million during the same quarter of 2005. The decrease in operating cash flows as compared to the same quarter of last year is primarily due to lower EBITDA. The seasonal build-up in working capital during the quarter was comparable to the same period of 2005. Changes in working capital used $21 million of cash flows in the first quarter of 2006, as compared to $20 million in the first quarter of 2005.

The increase in working capital during the first quarter of 2006 is due to an increase in inventories of logs in preparations for the seasonal spring supply constraints, market pulp in anticipation of the Berlin pulp mill shutdown and paper inventory ahead of the peak financial printing season. The Company expects these inventories to return to normal levels by the end of the second quarter.

Net debt and Capital Resources

During the first quarter of 2005, Fraser Papers issued $150 million of senior unsecured notes, due in 2015. Proceeds of the issuance of senior unsecured notes were used, in part, to repay $75 million of debt owing to Brookfield.

The Company has a committed revolving credit facility that matures in June 2007. Borrowings under this facility are secured by a first charge against accounts receivable and inventory. At April 1, 2006, $36 million of this facility was utilized in the form of letters of credit.

During the first quarter of 2006, the Company purchased senior unsecured notes having a face value of $29 million. The company recorded a gain of $3 million on the repurchase, net of write-down of deferred financing costs of $1 million.

At April 1, 2006, Fraser Papers' cash and short-term investments amounted to $108 million, resulting in net debt of $14 million, representing 4% of net debt plus equity (first quarter of 2005 was 12%). Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan.

The Company intends to make an offer to all holders of its 8.75% senior unsecured notes to purchase approximately $66 million at a price of 100% of the principal amount thereof plus accrued interest to the settlement date, pursuant to terms under the trust indenture. (See discussion in "Forward-looking Information")

Employee Benefit Plans

Employee benefit plans funding was $10 million in the first quarter of 2006, unchanged from the comparable period in 2005. Benefit plan expense of $5 million, however, was $1 million higher than in the comparable quarter in 2005. In the first quarter of 2005, the pension expense of $4 million was partly offset by a $3 million curtailment gain on the sale of its Midwest operations, resulting in a net pension expense of $1 million.

The Company is currently in discussions with regulatory agencies regarding funding requirements for certain of its pension plans. If regulatory approval is obtained, we expect our funding requirements for the rest of the year to be lower than the first quarter. If regulatory approval is not obtained there may be a one-time, retroactive payment of approximately $4 million, in addition to our scheduled funding. (See discussion in "Forward-looking Information")

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of April 1, 2006:

($millions)	Total	Less than one year	One to three years	Four to five years	After five years
Debt	$ 122	$ 1	$—	$—	$ 121
Operating leases	2	1	1	—	—
Purchase obligations	41	27	13	1	—
Total contractual obligations.	$165	$ 29	$ 14	$ 1	$ 121

Obligations under operating leases include future payments for office facilities and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

At the time of the Norbord reorganization of its interest in its paper, pulp, lumber and timber assets to Fraser Papers, Norbord continued to provide guarantees for certain obligations of Fraser Papers under a financial commitments agreement (the "FCA"). At April 1, 2006, the maximum potential amount of the obligations guaranteed was estimated to be $27 million. These guarantees have not been included in the table above.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products or to fix the exchange rate on certain of its Canadian dollar denominated cash flows. At April 1, 2006, Fraser Papers has outstanding pulp swap agreements to deliver 18,000 tonnes of market pulp at an average price of $574 per tonne through December 2006. The unrealized loss on these swaps is $2 million. During the quarter, the Company realized a loss on these swaps of less than $1 million.

During the quarter, Fraser Papers entered into futures contracts to deliver lumber at fixed prices realizing a gain of less than $1 million. There were no outstanding lumber futures at April 1, 2006.

Business Segments

At April 1, 2006, as a result of the sale of its New Brunswick timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations. During 2005, Fraser Papers reported the results of its Timber operations in a separate segment. During the quarter, the Company's results include results from timberlands operations for the period up to January 31, 2006.

Paper Segment

The Paper segment comprises of 13 paper machines at two locations, one market pulp facility and four sawmills. Products include fine paper, groundwood paper, towel, as well as hardwood pulp and softwood lumber. Paper segment sales accounted for 98% of Fraser Papers' net sales in the first quarter of 2006 and 95% of the net sales in the first quarter of 2005. The sale of New Brunswick timberlands in January 2006 caused the increased percentage of Paper segment sales.

The Company sold its Midwest operations and its paperboard business in 2005, which resulted in a significant decrease in sales as compared to the first quarter of 2005.

The following is a summary of financial information for the Paper segment:

($millions)	***Three months ended*** **Apr 1, 2006**	*Three months ended* Apr 2, 2005	*Three months ended* Dec 31, 2005
Net sales	**$212**	$244	$206
EBITDA[(1)]	**—**	6	(9)
Depreciation	**8**	11	9
Capital investments	**1**	2	2

(1) EDITDA in 2005 excluded restructuring charge of $8 million in the three months ended December 31, 2005.

The EBITDA for each of the operations in the Paper segment is as follows:

($millions)	***Three months ended*** **Apr 1, 2006**	*Three months ended* Apr 2, 2005	*Three months ended* Dec 31, 2005
Paper	**$ 3**	$ 4	$ (1)
Pulp	**(4)**	(2)	(7)
Lumber	**1**	4	(1)
Total	**$ —**	$ 6	$ (9)

In the first quarter of 2006, the Paper segment generated EBITDA of nil compared to EBITDA of $6 million in the first quarter of 2005 as improved selling prices for pulp and paper were more than offset by higher production costs and lower lumber prices.

Cost reductions under the Company's margin improvement program and improved pricing environment for paper were more than offset by higher chemical and energy costs and the impact of a stronger Canadian dollar. The negative impact of these cost pressures on the EBITDA in the quarter, as compared to the same quarter of 2005 amounts to $11 million. The Canadian dollar averaged US$0.866 in the first quarter of 2006 compared to $0.815 in the first quarter of 2005.

Paper

In the first quarter of 2006 compared to the first quarter of 2005, paper sales were 13% lower due to lower shipments as a result of the divestitures in 2005 partially offset by improved pricing. After adjusting for the divestitures of the paperboard business and the Midwest operations in 2005, paper sales were approximately 2% higher than the same quarter of 2005.

Excluding operations sold in 2005, our average mill net prices for all paper grades improved by 3% over the first quarter of last year. Paper pricing improvements resulted in an estimated $3 million improvement in sales compared to the first quarter of 2005. However, increased chemical and energy costs and the impact of the stronger Canadian dollar more than offset pricing increases and the achieved margin improvements. As a result, EBITDA of the paper segment decreased from $6 million in the first quarter of 2005 to breakeven in 2006. The results in the first quarter of 2005 included $3 million of negative EBITDA for the Midwest operations.

Approximately two-thirds of Fraser Papers' total paper capacity is uncoated fine paper. Our technical and printing specialty papers shipments now represent over 75% of our uncoated fine paper, while commodity freesheet grades represent approximately 25%. Within the uncoated freesheet group of products, shipments of technical specialty papers were flat when compared to the first quarter of 2005.

The first quarter demand for commodity uncoated freesheet grades experienced a 3% increase over the fourth quarter and, coupled with capacity closures, caused operating rates to rise to near 99%. Compared to the fourth quarter of 2005, Fraser Papers' uncoated freesheet shipments increased 1% and prices rose 4% due to the implementation of price increases and improved mix from the peak financial printing season. Adjusting for the effect of the Midwest operations sale, compared to the first quarter of 2005, uncoated freesheet shipments for the quarter were down slightly whereas pricing was up 2%.

In the first quarter of 2006, coated groundwood paper shipments were down 5% and pricing was down 3% as compared to the first quarter of 2005 mostly as a result of industry capacity returning online from the disruptions in 2005. This capacity change is expected to partly offset by announced capacity closures in Europe.

In the first quarter of 2006, uncoated groundwood paper shipments were comparable to the first quarter of 2005. Uncoated groundwood average mill nets have improved 7% year-over-year as demand for the directory business improved and mix shifted towards hi-bright grades.

Hardwood Pulp

Market pulp production in the first quarter of 2006 decreased 6% from the comparable quarter in 2005, while total shipments were 30% lower. While strategically building inventory to service customers after the Berlin pulp mill closure, the Company reduced the volume of its low priced export sales. It is anticipated that this change in the sales mix will result in higher pulp mill nets than if the company had continued to ship overseas. Overall, pulp mill nets increased by 4% compared to the first and fourth quarters of 2005

Our pulp operations generated EBITDA losses of $4 million in the first quarter of 2006 compared to EBITDA losses of $2 million in the first quarter of 2005. Higher energy costs and the impact of a stronger Canadian dollar more than offset any price improvements.

The results of our pulp operations include losses on our pulp hedges amounting to less than $1 million in the quarter and $2 million for the comparable quarter of last year.

Lumber

In the first quarter of 2006, average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 11% compared to first quarter of 2005. The lower lumber prices and higher costs, partly offset by margin improvement initiatives, resulted in a $3 million decrease in EBITDA as compared to the comparable quarter in 2005.

Our Canadian sawmills paid less than $1 million of anti-dumping duties in the quarter compared to $1 million in the comparable quarter. To date, the Canadian sawmills have paid total anti-dumping duties of $15 million.

Timber Segment

In 2005, the Timber segment included freehold lands in Maine and New Brunswick and Crown licenses in New Brunswick.

The Company sold its freehold New Brunswick timberlands on January 31, 2006. The Company sold its Maine timberlands in 2005. Concurrent with sales of those assets, the Company secured its long-term fibre requirements through 20 year fibre supply agreements, which allow Fraser Papers to purchase, at market prices, substantially the same volumes of wood as its historical usage from the timberlands that were sold.

($millions)	***Three months ended*** **Apr 1, 2006**	*Three months ended* Apr 2, 2005	*Three months ended* Dec 31, 2005
Net sales	**$4**	$12	$13
EBITDA	**2**	5	2
Depreciation	—	—	—
Capital investments	—	—	—

Shipments

A summary of shipment volumes of all of the Company's product groups are detailed below:

	Three months ended **Apr 1, 2006**	*Three months ended* Apr 2, 2005	*Three months ended* Dec 31, 2005
Paper (000 tons)			
Fine paper	**115**	117	114
Groundwood paper	**44**	45	44
Towel	**10**	9	10
Pulp (000 tonnes)	**74**	107	87
Lumber (MMfbm)	**108**	107	85

Critical Accounting Policies and Accounting Estimates

The critical accounting policies and the accounting estimates used in the preparation of the April 1, 2006 financial statements are substantially the same as the ones disclosed in the Annual Report for the year ended December 31, 2005 except as described in Note 3 to the financial statements. The impairment and other charges related to the Smart Papers bankruptcy filing and the closure of the Berlin pulp mill are based on significant estimates due to the inherent uncertainty in estimating potential recoveries. These estimates may be materially different from actual future cash flows due to a variety of factors including the outcome of bankruptcy proceedings, settlements and actual recoveries.

Risks and Uncertainties

The significant risks and uncertainties faced by Fraser Papers are substantially the same as the ones disclosed in the Annual Report and the Company's Annual Information Form for the year ended December 31, 2005.

Forward-looking Information

This report contains forward-looking information and statements relating but not limited to, anticipated or prospective financial performance, results of operations, business prospects, expected pension funding, anticipated selling prices for our products, maximum possible amounts under certain guarantees and strategies of Fraser Papers. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, note repurchases, recoveries associated from the Berlin pulp mill closure, adjustments in regards to Smart Papers losses, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely", "will", "could", "estimate", "possible" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact our business and our future performance are discussed in our Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

Outlook

Benchmark pricing in most paper markets improved over the first quarter as capacity curtailments were announced across the North American pulp and paper industry. In particular, prices for commodity uncoated freesheet grades have risen faster than expected following the reduction of an estimated 1.5 million tons of North American production capacity. Based on the current order book, volumes and pricing for technical specialty and lightweight opaque products are expected to continue to show improvement in the second quarter.

Hardwood pulp markets tightened over the period following a similar industry trend toward rationalization of the highest cost capacity. Fraser Papers led the market with a $20 per tonne price increase for NBHK pulp produced at its Thurso operation for shipments effective April 1. Lumber markets showed strength early in the first quarter of 2006, but the outlook for the balance of the year remains cautious and dependent on the level of U.S. housing starts which continue to remain at high levels.

Offsetting market related improvements, Fraser Papers' operations continue to face pressure on their operating margins from high oil prices and a strengthening Canadian dollar that affects the Company's pulp mills located in Thurso, Quebec and Edmundston, New Brunswick, and the two New Brunswick sawmills.

As part of its regular maintenance programs, Fraser Papers will take a one week outage at its pulp mill in Edmundston, New Brunswick and a two day outage in its paper mill in Madawaska, Maine in the second quarter. These shuts will negatively impact results in the second quarter.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less cash from investing activities. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

(US$ millions)	Three months ended **Apr 1, 2006**	Apr 2, 2005
Earnings	**$ (78)**	$ 3
Add: Interest expense, net	**2**	1
Less: Income tax	**(11)**	(8)
Less: Gain on sale of NB Timberlands	**(71)**	—
Less: Equity in earnings in Acadian	**(2)**	—
Add: Losses from Smart Papers	**107**	—
Add: Closure of Berlin pulp mill	**50**	—
Less: Gain on repurchase of senior notes	**(3)**	—
Add: Loss on sale of Midwest operations	**—**	4
Add: Depreciation	**8**	11
EBITDA	**$ 2**	$ 11

Free Cash Flow

(US$ millions)	Three months ended **Apr 1, 2006**	Apr 2, 2005
Cash provided by operating activities	**$ (35)**	$ (16)
Investing activities: sale of assets	**94**	—
Investing activities: capital expenditures	**(1)**	(2)
Free cash flow	**$ 58**	$ (18)

Net Debt

(US$ millions)	**As at Apr 1, 2006**	As at Apr 2, 2005
Debt	**$ 122**	$ 151
Cash and short-term notes	**(108)**	(87)
Net debt	**$ 14**	$ 64

FRASER PAPERS INC.
INTERIM CONSOLIDATED BALANCE SHEETS
APRIL 1, 2006

(unaudited)

(US$ millions)	As at **Apr 1, 2006**	As at Dec 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	**$ 108**	$ 75
Accounts receivable	**102**	109
Inventory	**139**	113
Future income taxes *(note 7)*	**16**	10
	365	307
Property, plant and equipment *(note 4)*		
Paper	**296**	340
Timber	**—**	19
Other assets *(note 3, 4 and 5)*	**33**	122
	$ 694	$788
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities *(notes 3,4 and 7)*	**$120**	$90
Current debt	**1**	1
	121	91
Long-term debt *(note 5)*	**121**	150
Other liabilities	**54**	55
Future income taxes *(note 7)*	**30**	46
Shareholders' equity	**368**	446
	$694	$788

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)	Three Months Ended	
(US$ millions)	**Apr 1 2006**	Apr 2 2005
Net sales	**$216**	$256
Earnings from:		
Paper	**—**	6
Timber	**2**	5
Earnings before the following:	**$ 2**	$ 11
Gain on sale of NB Timberlands *(note 2)*	**71**	—
Equity in earnings of Acadian *(note 2)*	**2**	—
Losses from Smart Papers *(note 3)*	**(107)**	—
Closure of pulp mill *(note 4)*	**(50)**	—
Gain on repurchase of senior notes *(note 5)*	**3**	—
Loss on sale of Midwest operations	**—**	(4)
Interest income	**1**	—
Interest expense	**(3)**	(1)
Earnings (loss) before depreciation and income taxes	**(81)**	6
Depreciation	**(8)**	(11)
Income tax recovery *(note 7)*	**11**	8
Earnings (loss)	**$ (78)**	$ 3
Earnings (loss) per share	**$ (2.64)**	$ 0.10
Deficit		
Balance, beginning of period	**$ (48)**	$ (19)
Earnings (loss)	**(78)**	3
Balance, end of period	**$(126)**	$ (16)

(See accompanying notes)

FRASER PAPERS INC.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited) *(US$ millions)*	*Three Months Ended* **Apr 1 2006**	 Apr 2 2005
Cash provided by (used for):		
Operating Activities		
Earnings (loss)	**$ (78)**	$3
Items not affecting cash:		
Depreciation	**8**	11
Future income taxes *(note 7)*	**(21)**	(11)
Gain on sale of NB Timberlands *(note 2)*	**(71)**	—
Equity earnings from Acadian *(note 2)*	**(1)**	—
Losses from Smart Papers *(note 3)*	**107**	—
Closure of pulp mill *(note4)*	**50**	—
Gain on repurchase of senior notes *(note 5)*	**(3)**	—
Loss on sale of Midwest operations	**—**	4
Employment benefit plan expense *(note 6)*	**5**	1
Non-cash foreign exchange	**—**	2
Amortization of deferred start-up costs	**1**	1
Employment benefit plan funding	**(10)**	(10)
Other items	**(1)**	3
	(14)	4
Net change in non-cash working capital balances	**(21)**	(20)
	(35)	(16)
Investing Activities		
Capital investments		
Paper	**(1)**	(2)
Timber	**—**	—
Proceeds on sale of NB Timberlands *(note 2)*	**94**	—
	93	(2)
Financing Activities		
Repurchase of senior notes *(note 5)*	**(25)**	—
Issuance of debt	**—**	185
Repayment of debt	**—**	(75)
Debenture issue costs	**—**	(5)
	(25)	105
Increase (decrease) in cash and cash equivalents	**$ 33**	$87

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates, and "Company" means Fraser Papers Inc. as a separate corporation.

Note 1. Basis of Presentation

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers for the year ended December 31, 2005 except as described in Note 3 with respect to the Company's basis of accounting for an equity investment. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated financial statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the year ended December 31, 2005. These interim consolidated financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP.

Note 2. Sale of Timberland Assets

On January 31, 2006, the Company sold its timberland assets in New Brunswick (the "NB Timberlands") to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash and $31 of securities which are exchangeable for 3.6 million units of the Fund, representing a 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund.

The Company accounts for its investment using the equity method. At the time of the transaction, the net book value of this investment was nil while the fair value, based on quoted market prices, was estimated to be $31. At April 1, 2006, the net book value of the investment is $1 as the company has recognized its proportionate share of the earnings of Acadian for the period from February 1, 2006 to April 1, 2006, net of distributions. The investment is included in other assets and is estimated to have a fair value of $31 at April 1, 2006, based on quoted market prices. During the quarter, the Company received distributions of less than $1 from Acadian.

The sale of the timberland assets generated a gain of $102, $31 of which is not reflected in these financial statements and will be recognized when the Company disposes of its remaining interest in the Fund. The recognized gain of $71 on the sale was the result of the net cash proceeds of $94 adjusted for the proportionate share of the net liabilities incurred by the Fund (excluding those related to the NB Timberlands) and the net assets contributed to the Fund (net of Fraser Papers' retained interest).

In conjunction with the sale, Fraser Papers entered into agreements with Acadian whereby Fraser Papers will have the right to purchase fibre for a period of up to 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical consumption from the NB Timberlands.

Certain liabilities of the NB Timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

Note 3. Losses from Smart Papers

During the first quarter, Fraser Papers received notice that Smart Papers LLC and its affiliates ("Smart Papers") had filed for creditor protection under Chapter 11 of the US Bankruptcy Code. While the outcome of these proceedings cannot presently be determined, Fraser Papers believes that the actions of Smart Papers indicate an other-than-temporary decline in the value of the investment. In addition, Fraser Papers believes that certain of its other relationships with Smart Papers could result in additional charges to Fraser Papers.

Fraser Papers has taken a charge of $107, consisting of an impairment charge against its investment in Smart Papers of $74, a provision of $15 against a receivable from Smart Papers related to the lease of a boiler at one of its locations and estimated charges of $18 related to financial guarantees for operating leases, contracts and landfill operations which were retained by Fraser Papers when it sold its Midwest paper operations to Smart Papers. These amounts are based on the best available information and are subject to adjustment in future quarters as better information becomes available.

During 2005, Fraser Papers accounted for its investment in Smart Papers using the equity method. As a result of the filing by Smart Papers, the Company began accounting for its investment in Smart on a cost basis effective the beginning of 2006 as the Company has not been able to obtain reliable financial information from Smart Papers for any periods subsequent to December 31, 2005.

Note 4. Closure of Berlin Pulp Mill

During the first quarter, Fraser Papers announced that it had made a strategic decision to permanently shut down its pulp mill in Berlin, New Hampshire in the second quarter. As a result of the announcement, Fraser Papers has recorded a charge of $50 consisting of an impairment in property, plant and equipment and other assets of $47 and various accruals related to the closure of $3.

Note 5. Repurchase of Senior Notes

During the first quarter, the Company repurchased $29 worth of its senior, unsecured notes which mature in 2015. The notes were repurchased for $25, resulting in a gain of $3, net of write-down of deferred financing costs of $1. These repurchased senior notes have not been cancelled but have been netted against long-term debt on the consolidated balance sheet.

Note 6. Employee Benefit Costs

During the quarter, employee benefit expense for pensions and post retirement benefits totalled $5 (2005 - $1, net of curtailment gains of $3). Employee benefit plan funding amounted to $10 (2005 - $10).

Note 7. **Income Taxes**

Interim income tax expense is calculated based on expected annual effective tax rates.

(US$ millions)	*Three Months Ended* Apr 1 2006	Apr 2 2005
Current tax expense	**$(10)**	($3)
Future income tax recovery	**21**	11
Income tax recovery	**$ 11**	$ 8

Future income tax recovery for the first quarter does not include the benefit of $48 relating to net operating losses in the United States and relating to losses from Smart Papers (Note 3) as a valuation allowance has been provided for the full amount of the resulting future tax assets.

During the same period in 2005, future income tax recovery included $5 related to the reversal of a valuation allowance as a result of management determining that it was more likely than not that the benefit of these future income tax assets would be realized in 2005.

Income or income-related taxes paid amounted to less than $1 (2005 - $1) for the quarter.

Note 8. **Interest Paid**

During the quarter the Company made a semi-annual interest payment of $6 on long-term debt. Interest payment in the first quarter of 2005 amounted to $1.

Note 9. **Commitments and Contingencies**

Commodity Hedges

During the quarter, Fraser Papers realized a gain of less than $1 on lumber futures contracts representing approximately 90 million board feet of lumber. These contracts effectively fix the selling price on a portion of Fraser Papers' lumber production and are designated as hedges of a portion of future lumber sales. At April 1, 2006, there were no contracts outstanding.

Fraser Papers has entered into pulp swaps to deliver 18,000 tonnes of market pulp at an average price of $574 per tonne. These swaps effectively fix the selling price on a portion of Fraser Papers' pulp production and are designated as a hedge of future pulp selling prices. During the first quarter, Fraser Papers realized a loss of less than $1 on these contracts. The unrealized loss on the outstanding swaps is $2.

Repurchase of Senior Notes

Subsequent to the end of the quarter, the Company announced its intention to repurchase approximately $66 of senior notes during the second quarter, at a price of 100% of the principal amount thereof plus accrued interest up to the settlement date, as determined under the terms of the note indenture.

Other

Norbord Inc ("Norbord") has provided guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). The maximum potential amount of the obligations guaranteed is estimated to be $27, which includes approximately $26 related to Smart Papers. Fraser Papers has recorded estimated charges of $18 related to the guarantees (Note 3).

Note 10. Related Party Transactions

All related party transactions are recorded at the exchange amount.

Brookfield Asset Management Inc., and all of its subsidiaries ("Brookfield"), are related parties as a result of Brookfield owning a significant equity position in Fraser Papers. Acadian is a related party by virtue of Fraser Papers' equity holdings in the Fund. Fraser Papers has outsourced the administration of its Crown licences in New Brunswick to the Fund.

Fraser Papers purchases goods and services from Brookfield and its affiliates including, rent, electricity, wood fibre and financial services. During the quarter, Fraser Papers purchased approximately $5 (2005 - $6) of goods and services from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $3 related to these purchases. During the quarter, Fraser Papers sold $2 of goods and services to Katahdin Paper Company LLC ("Katahdin"), an affiliate of Brookfield.

During the quarter, Fraser Papers earned a management fee of $2 (2005 - $2) from Katahdin and $2 is included in accounts receivable.

Fraser Papers entered into a 20 year Fibre Supply Agreement with Acadian. During the quarter, purchases of fibre from the Fund amounted to $8. Fraser Papers has continued to provide certain administrative and support services to the Fund during the transitional period following the establishment of the Fund. No amounts have been charged for these services. As a result of being a promoter of the Fund, the Company paid certain of the offering costs on behalf of the Fund. At March 31, 2006, the Company has a receivable of $3 from the Fund related to the offering. During the quarter, the Company recognized equity in earnings of the Fund of $2 and distributions received or receivable from the Fund were less than $1.

Note 11. Segmented Information

As a result of the sale of its New Brunswick timberlands, Fraser Papers has one reportable segment comprised of its integrated paper, pulp, and sawmill operations.

During 2005, Fraser Papers reported the results of its Timber operations in a separate segment. During the quarter and prior to the sale of its New Brunswick timberlands, the Company's timberlands operations generated earnings from operations of $2. At December 31, 2005 net assets related to the Timber segment amounted to $25.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper and they therefore are considered part of the Paper segment.

Fraser Papers operates principally in Canada and the United States.

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Dominic Gammiero, President and Chief Executive Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending April 1, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 3, 2006

signed "*Dominic Gammiero*"

Dominic Gammiero
President and Chief Executive Officer

FraserPapers

Form 52-109F2 - Certification of Interim Filings

I, Peter Gordon, Senior Vice President, Finance and Chief Financial Officer of Fraser Papers Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fraser Papers Inc., (the issuer) for the interim period ending April 1, 2006;
2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;
3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and
4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: March 20, 2006

signed "*Peter Gordon*"

Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer